

February 1, 2023

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

      Re: Motorcar Parts of America, Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2022
          Filed June 14, 2022
          File No. 001-33861

Dear David Lee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2022

Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-7

1.   We note your disclosure that your business comprises three separate operating segments that "meet all the aggregation criteria and are aggregated." Please identify your operating segments and tell us in sufficient detail how you determined your operating segments meet all aggregation criteria described in ASC 280-10-50-11. In particular, explain how you determined all operating segments have similar economic characteristics.

Note 16. Income Taxes, page F-27

2.   Pursuant to Rule 4-08(h) of Regulation S-X, please disclose the domestic and foreign components of your income (loss) before income tax expense.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Stephany Yang at (202) 551-3167 or Andrew Blume at (202) 551-3254 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing